Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended March 31,
	Basic		Diluted
	2016	2015	2016	2015
Weighted average number of common shares outstanding	61,362	60,508	61,362	60,508
Potential dilution from share-based awards	—	—	2,209	1,888
Total shares	61,362	60,508	63,571	62,396

Income from continuing operations	$40,893	$27,079	$40,893	$27,079
Income from discontinued operations, net of income taxes	125	217	125	217
Net income	41,018	27,296	41,018	27,296
Net loss attributable to non-controlling interest	(8)	(10)	(8)	(10)
Net income attributable to Pinnacle Entertainment, Inc.	$41,026	$27,306	$41,026	$27,306

Per share data:
Income from continuing operations	$0.67	$0.45	$0.65	$0.44
Income from discontinued operations, net of income taxes	0.00	0.00	0.00	0.00
Net income per common share	$0.67	$0.45	$0.65	$0.44